

November 17, 2017

Phillip Schwartz
Chief Executive Officer
Entera Bio Ltd.
Kiryat Hadassah
Minrav Building - Fifth Floor
Jerusalem 9112002
Israel

> **Re: Entera Bio Ltd.**
> **Amendment No. 2 to**
> **Draft Registration Statement on Form F-1**
> **Filed November 3, 2017**
> **CIK No. 0001638097**

Dear Dr. Schwartz:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

DRS/A submitted November 3, 2017

Summary, page 3

1.   Please revise your table to disclose the "Additional Platform Molecules" that are in the discovery phase and specify the additional indications they address. Alternatively, remove them from the pipeline table.

Exhibits

2.   Please file Exhibit A-2 to Exhibit 10.1 and an execution version of Exhibit 10.12.

      You may contact Franklin Wyman at 202-551-3660 or Mark Brunhofer at 202-551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at 202-551-3798 or Mary Beth Breslin at 202-551-3625 with any other questions.

                                                    Division of Corporation Finance
                                                    Office of Healthcare & Insurance

cc: Sophia Hudson, Esq.